Atoms, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2023 & 2022

Table of Contents



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Atoms, Inc. Management

We have reviewed the accompanying financial statements of Atoms, Inc. (the Company) which comprise the statements of financial position as of December 31, 2023 & 2022 and the related statements of operations, statements of changes in shareholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
March 13, 2025

ATOMS, INC.
STATEMENTS OF FINANCIAL POSITION

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash and Cash Equivalents	1,842,341	1,726,744
Inventories	3,068,802	2,787,729
Prepaid Expense	-	69,020
Other Current Assets	35,512	62,512
Total Current Assets	4,946,655	4,646,005
Non-Current Assets:		
Fixed Assets - net	94,160	133,664
Intangible Asset - net	17,230	18,911
Security Deposit	-	30,063
Total Non-Current Assets	111,390	182,638
TOTAL ASSETS	5,058,045	4,828,643
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	5,294	239,120
Deferred Revenue	669,174	373,408
Sales Tax Payable	2,466	26,292
Loans Payable	54,005	-
Total Current Liabilities	730,939	638,820
Non-Current Liability:		
Other Non-Current Liability	-	-
Total Non-Current Liability	-	-
TOTAL LIABILITIES	730,939	638,820
EQUITY		
Common Stock	84	85
Preferred Stock - Series A-1	59	59
Preferred Stock - Series A-2	7	7
Additional Paid-In Capital	11,912,774	11,912,774
SAFE Notes	5,420,173	5,420,173
Accumulated Deficit	(13,005,991)	(13,143,275)
TOTAL EQUITY	4,327,106	4,189,823
TOTAL LIABILITIES AND EQUITY	5,058,045	4,828,643

See Accompanying Notes to these Unaudited Financial Statements

ATOMS, INC.
STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2023	**2022**
Sales	5,259,660	4,709,330
Sales Discounts, Returns & Allowances	1,310,461	1,054,858
Net Sales	3,949,199	3,654,472
Cost of Goods Sold	1,548,960	2,065,583
Gross Profit	2,400,239	1,588,889
Operating Expenses		
General and Administrative Expenses	364,880	518,322
Advertising and Marketing Expenses	339,830	1,165,279
Payroll Expense	861,328	1,202,033
Professional Fees	528,335	849,904
Research and Development Expense	33	-
Rent Expense	138,799	425,320
Depreciation Expense	27,841	31,968
Amortization Expense	13,344	13,343
Total Operating Expenses	**2,274,390**	**4,206,169**
Total Income (Loss) from Operations	**125,849**	**(2,617,280)**
Other Income (Expense)		
Interest Income	24,321	7,232
Other Income	-	105,299
Interest Expense	(2,393)	(544)
Other Expense	-	-
Total Other Income (Expense)	**21,928**	**111,987**
Earnings Before Income Taxes	**147,777**	**(2,505,293)**
Provision for Income Tax	-	-
Net Income (Loss)	**147,777**	**(2,505,293)**

See Accompanying Notes to these Unaudited Financial Statements

ATOMS, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Series A-1 Preferred		Series A-2 Preferred		Additional Paid-In Capital	SAFE Notes	Retained Earnings (Deficit)	Total Shareholders' Equity
	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount				
Beginning balance at 1/1/22	8,473,500	85	5,295,470	53	158,229	2	11,868,384	2,188,973	(10,642,552)	3,414,945
Issuance of Capital Stock	-	-	614,492	6	488,656	5	-	-	-	11
Additional Paid in Capital	-	-	-	-	-	-	44,390	-	-	44,390
SAFE Notes	-	-	-	-	-	-	-	3,231,200	-	3,231,200
Prior period adjustment	-	-	-	-	-	-	-	-	4,570	4,570
Net income (loss)	-	-	-	-	-	-	-	-	(2,505,293)	(2,505,293)
Ending balance at 12/31/22	8,473,500	85	5,909,962	59	646,885	7	11,912,774	5,420,173	(13,143,275)	4,189,823
Issuance of Capital Stock	(93,280)	(1)	-	-	-	-	-	-	-	(1)
Additional Paid in Capital	-	-	-	-	-	-	-	-	-	-
Prior period adjustment	-	-	-	-	-	-	-	-	(10,493)	(10,493)
Net income (loss)	-	-	-	-	-	-	-	-	147,777	147,777
Ending balance at 12/31/23	8,380,220	84	5,909,962	59	646,885	7	11,912,774	5,420,173	(13,005,991)	4,327,106

See Accompanying Notes to these Unaudited Financial Statements

ATOMS, INC.
STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2023	**2022**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	147,777	(2,505,293)
Adjustments to reconcile Net Income (Loss) to Net Cash provided by operations:		
Inventories	(281,073)	(1,168,101)
Prepaid Expense	69,020	(50,451)
Other Current Assets	27,000	(30,760)
Security Deposit	30,063	80,702
Accounts Payable	(233,826)	(259,015)
Deferred Revenue	295,766	260,829
Sales Tax Payable	(23,826)	(31,519)
Prior period adjustment	(10,493)	4,570
Total Adjustments to reconcile Net Loss to Net Cash provided by operations	(127,369)	(1,193,745)
Net Cash provided by (used in) Operating Activities	20,408	(3,699,038)
CASH FLOWS FROM INVESTING ACTIVITIES		
Intangible Asset - net	1,681	(18,911)
Fixed Assets - net	39,504	(33,244)
Net Cash provided by (used in) Investing Activities	41,185	(52,155)
CASH FLOWS FROM FINANCING ACTIVITIES		
Loans Payable	54,005	-
Common Stock	(1)	-
Preferred Stock - Series A-1	-	6
Preferred Stock - Series A-2	-	5
Additional Paid-In Capital	-	44,390
SAFE Notes	-	3,231,200
Net Cash provided by Financing Activities	54,004	3,275,601
Cash at the beginning of period	1,726,744	2,202,336
Net Cash increase (decrease) for period	115,597	(475,592)
Cash at end of period	1,842,341	1,726,744

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Atoms, Inc. ("the Company") was formed in Delaware on January 30, 2018. The Company earns revenue by selling footwear and accessories. The Company's headquarters is in New York, New York. The majority of the Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

<u>Cash and Cash Equivalents</u>

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company also follows ASC 305 — Cash and Cash Equivalents - Covers cash and near-cash items. Clearing accounts related to cash in-transit from credit card processors may be treated as part of cash equivalents if settlement is expected within 3 months. The Company's cash consists of credit card clearing accounts amounting to $501,912 and $224,347 as of December 31, 2023 and December 31, 2022, respectively.

The Company had a total cash of $1,842,341 and $1,726,744 as of December 31, 2023 and December 31, 2022, respectively.

<u>Inventory</u>

Inventory consisted primarily of raw materials, inventory in-transit and finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. The Company had an inventory balance of $3,068,802 and $2,787,729 as of December 31, 2023 and December 31, 2022, respectively.

<u>Property and Equipment</u>

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment in 2023.

A summary of the Company's property and equipment as of December 31 is shown below.

Property Type	Useful Life in Years	2023	2022
Computers & Equipment	7	69,609	69,609
Furniture & Fixtures	7	2,814	2,814
Manufacturing Tooling	7	147,744	147,744
Leasehold Improvements	7	46,650	46,650
Less: Accumulated Depreciation		(172,657)	(133,153)
Totals		94,160	133,664

Domain Names as Intangible Assets

The Company is required to follow the guidance of ASC 350 — Intangibles — Goodwill and Other: Overview on Domain Names considered as intangible assets because they are:

- Identifiable (can be separated from the entity and sold, transferred, licensed, etc.).
- Lacks physical substance (they are not tangible like machinery or buildings).
- Provide probable future economic benefits (e.g., branding, marketing, online presence).

The domain name is being amortized over its estimated useful life of twenty (20) years using the straight-line method.

A summary of the Company's intangible asset is below.

Property Type	Useful Life in Years	2023	2022
Domain Name	20	25,214	25,214
Less: Accumulated Amortization		(7,984)	(6,303)
Totals		17,230	18,911

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

The Company generates revenues by selling footwear and accessories almost all online, direct-to-consumer through site. The Company's payments are generally collected upfront upon initiation of order.

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

General and Administrative

General and administrative expenses consist of expenses involved in general corporate functions, including insurance, business development, repairs and maintenance, travel expenses and other miscellaneous expenses and are charged as costs once incurred.

Advertising and Marketing Expense

Advertising and marketing expenses associated with marketing the Company's services are expensed as costs are incurred.

Payroll Expense

Payroll expense consists of payroll and related expenses for employees and independent contractors and are expensed as costs are incurred.

Equity-Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. On August 31, 2020, the Company had engaged an independent appraiser to value the Company's common stock which resulted in a $0.45 valuation per share.

The following presents an analysis of the available options for purchasing the Company's currently issued and outstanding stock:

	Total Options
Total options outstanding, January 1, 2022	230,642
Granted	-
Exercised	-
Expired/cancelled	-
Total options outstanding, December 31, 2022	230,642
Granted	-
Exercised	-
Expired/cancelled	-
Total options outstanding, December 31, 2023	230,642
Options exercisable, December 31, 2023	218,301

	Nonvested Options
Nonvested options, January 1, 2022	47,515
Granted	-
Vested	-
Forfeited	-
Nonvested options, December 31, 2022	47,515
Granted	-
Vested	(35,174)
Forfeited	-
Nonvested options, December 31, 2023	12,341

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees except for the rent of store and office space with a lease term of six (6) months and less.

NOTE 5 – LIABILITIES AND DEBT

Loans Payable

On September 28, 2023, the Company entered into a merchant loan agreement with WebBank, Inc., as assigned to Shopify Capital, Inc. The loan has an estimated annual percentage rate (APR) of 18.96% with a term of 154 days. The Company had an outstanding loan balance of $54,005 as of December 31, 2023.

NOTE 6 – EQUITY

The Company's capital stocks information as amended and restated, is shown below.

	Common Shares ($0.00001)	Series A-1 Preferred Shares ($0.00001 par value)	Series A-2 Preferred Shares ($0.00001 par value)
Authorized	16,062,046	6,266,341	646,885
Outstanding as of Dec. 31, 2022	8,473,500	5,909,962	646,885
Outstanding as of Dec. 31, 2023	8,380,220	5,909,962	646,885

Contribution of Shares. On August 28, 2023, the Contributing Stockholder contributed and transferred to the share capital of the Company, without any cost or charge to the Company, the Contributed Shares, 93,280 shares of common stocks, and the Company accepted such contribution of the Contributed Shares, which shall be retired immediately following such contribution and shall resume the status of authorized and unissued shares of the Company's capital stock in accordance with Section 243 of the Delaware General Corporation Code (the "Contribution").

Voting:

The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 2.12 of the bylaws, subject to the provisions of Sections 217 and 218 of the Delaware General Corporation Law (relating to voting rights of fiduciaries, pledgors and joint owners of stock and to voting trusts and other voting agreements). Except as may be otherwise provided in the certificate of incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder. All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively.

Dividends:

The directors of the corporation, subject to any restrictions contained in (a) the Delaware General Corporation Law or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock. The directors of the corporation may set aside any of the funds of the corporation available for dividends, a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the corporation, and meeting contingencies.

Annual Meeting:

The annual meeting of stockholders shall be held on such date, time and place, either within or without the state of Delaware, as may be designated by resolution of the Board of Directors each year.At the meeting, directors shall be elected and any other proper business may be transacted.

Quorum:

At all meetings of the Board of Directors, a majority of the total number of duly elected directors then in office (but in no case less than 1/3 of the total number of authorized directors) shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation. If a quorum is not present at any meeting of the Board of Directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

Simple Agreements for Future Equity (SAFE)

During the periods ending December 31, 2021 and 2022, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap of $75.0M.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 13, 2025, the date these financial statements were available to be issued.

In March 2024, the Company fully paid its loan with Shopify Capital, Inc..

In 2024, the Company obtained three loans from WebBank, Inc., as assigned to Shopify Capital, Inc. for a total amount of $600,000. The estimated annual percentage rate is at 10% to 13.38% with a term of 191 days to 322 days.